Exhibit 99.1
press release
ArcelorMittal publishes its 2025 Sustainability Report: Safer, smarter growth

Report outlines encouraging progress with the ongoing transformation to world-class safety levels and a significant reduction in absolute carbon emissions1

23 April 2026, 08:30 CET

ArcelorMittal (“the Company”) today published its 2025 Sustainability Report, detailing progress made last year towards the Company’s long-term commitment to safe, lower-carbon and responsible steelmaking. The report outlines achievements across safety transformation, climate action, innovation, environmental performance and more, as well as the Company’s updated decarbonisation trajectory in response to shifting market and policy conditions.

The 2025 report has been prepared in line with the EU Non-Financial Reporting Directive and reflects the guiding principles from organisations and frameworks including IFRS, GRI, SASB, the UN Global Compact and the UN Sustainable Development Goals.
Commenting, ArcelorMittal CEO Aditya Mittal said:
“In July this year ArcelorMittal will celebrate its 20th anniversary. Much has changed over the past two decades but what we can say with confidence is that steel has and will remain a vital material for our world, even as how it is made, where it is made and how much of it is consumed continues to evolve.
“Today our two most material sustainability issues are safety and climate. Safety is a non-negotiable, core value at ArcelorMittal. In 2025, all the safety KPIs we track improved compared with the previous year, reflecting clearer leadership expectations, more uniform risk-management practices and the continued expansion of process safety work across higher-risk installations. While this progress is encouraging, the nature of our operations means a strong culture of continuous vigilance, disciplined execution and relentless focus on risk reduction remains essential.
“Our ambition to achieve net zero by 2050 remains in place, even as the realities of the energy transition have proved far less straightforward than initially foreseen. Concerns around competitiveness, re-industrialisation, inflation and energy security have moved to the centre of the debate, leading us to
1 ArcelorMittal has reduced its absolute Scope 1 and 2 emissions by 47.7% since 2018 (on an absolute basis, including portfolio changes)

revise our 2030 emissions reduction expectations. We are, however, looking at the energy transition holistically, seeking to contribute and create value not only through decarbonizing our own operations, but also providing materials and solutions for other sectors and expanding into new business areas such as renewable energy. There is real progress to report across all three areas, including 2.8GW (equity stake) of renewable energy projects commissioned or under development and major investments such as the Dunkirk electric arc furnace now confirmed.
“Supporting these initiatives is our focus on innovation, which is core to our purpose to create smarter steels for people and planet. We are increasingly harnessing AI as a platform for innovation that enables new products, new processes, and new ways of solving complex problems. In 2025, we moved from standalone tools to integrated systems where AI supports enhanced safety performance, improves uptime predictability, manages product quality and strengthens operational resilience. The potential for transformative change is enormous and we are aware we are only at the beginning.
“Ultimately, sustainability for ArcelorMittal is about running a good business - managing our social and environmental impact responsibly, acting with integrity and creating long-term value for the communities and economies we are part of. Trends may shift, but sustainability remains central to how we lead, how we invest and how we create value for the future.”
Safety transformation: strong progress, clear momentum

In the first full year of its three-year safety transformation programme, ArcelorMittal recorded significant improvement in key safety indicators, including a more than 50% reduction in its fatality frequency rate (FFR) year-on-year (the lowest FFR in the Company’s history) and a 7% reduction in its lost-time injury frequency rate. Over 130 safety roadmaps containing more than 3,000 targeted actions are now being deployed globally as part of a unified approach to building “One Safety Culture” in support of the Company’s drive towards being a zero-fatality and zero-serious injury business.
Climate action and the energy transition: disciplined progress on emissions reduction; strategic focus on maximising value from opportunities more broadly related to the energy transition

The report confirms that ArcelorMittal has reduced its absolute Scope 1 and 2 emissions by 47.7% since 2018 (on an absolute basis, including portfolio changes), with a 2025 group carbon intensity of 1.79tCO₂e per tonne of steel produced. Based on investments already committed and current market and policy conditions, the Company expects to achieve up to a 10% reduction in carbon intensity by 2030 (vs. 2018) and maintains its ambition of achieving net-zero emissions by 2050.
A major recent highlight was the advancement of the €1.3bn transformation project at ArcelorMittal Dunkirk, which will replace one blast furnace with a 2-million-tonne electric arc furnace (EAF) and is expected to cut the site’s emissions by approximately 25%. The project is supported by funding from the French government, competitive low-carbon power secured through a long-term contract with EDF and is enabled by a strengthened European policy environment. The Company now expects 5.4 million tonnes of additional EAF capacity to be in operation globally by 2030.

2025 also saw ArcelorMittal further expand its renewable energy portfolio, with 1.9GW (1.6GW on an equity basis) of solar, wind and hybrid capacity now commissioned across India, Brazil and Argentina, and a further 1.4GW (1.2GW on an equity basis) under development for commissioning by 2028. These projects are designed to provide competitively priced low-carbon electricity to our steelmaking sites and joint ventures, reducing energy costs and enabling near-term emissions reductions.

ArcelorMittal’s investments in renewable energy is an example of how the Company is reframing the way it is taking strategic decisions to reduce risks and capture opportunities from new value pools emerging from the energy transition. The Company’s actions are now structured across three themes: renewable energy; materials and solutions; and the transformation of our operations. Across these three focus areas, revenues from renewables, electrical steels, selected EAF/DRI production, and low-carbon building panels represented 13% of total company revenues in 20252.
People, innovation and environmental performance
ArcelorMittal continued to strengthen its people-driven culture in 2025, with a clear focus on leadership, talent development and workforce capability. Significant investment in learning supported leadership progression, internal mobility and the continued embedding of strong safety leadership behaviours, while large-scale upskilling programmes - including AI-readiness training - helped equip employees to navigate a fast-changing industrial environment. The Group also maintained strong support for employees affected by conflict, including initiatives to reintegrate Ukrainian veterans, for which it was awarded a World Steel Association Steelie award.
Innovation remains central to how ArcelorMittal creates value while improving its environmental performance. In 2025, the Company invested US$335 million in R&D, launching 38 new products and solutions to support sustainable construction, energy systems, mobility and infrastructure - including Helioroof®, which integrates steel roofing and solar generation, and next-generation materials for electric mobility that are lighter, stronger and more efficient. These advances were complemented by strengthened environmental governance, AI-enabled monitoring and targeted capital investment, delivering continued long-term improvements across key environmental indicators and supporting more resilient, circular and efficient operations.
The 2025 Sustainability Report is available for download at https://corporate.arcelormittal.com/sustainability/2025-sustainability-report.

ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

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2 For EAF/DRI production and low-carbon buildings, only revenue that meets EU Taxonomy climate mitigation criteria (substantial contribution) is included in the 13% calculation.

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